The Lincoln National Life Insurance Company

Overloan Protection Rider

This rider (also referred to as an “endorsement”) is made part of the Policy to which it is attached (the “Policy”).  Except as provided below, this rider is subject to all the terms and conditions of the Policy.  This rider becomes effective as of the Policy Date shown in the Policy Specifications.

You should consult a tax advisor before requesting the exercise of this rider, as there may be tax consequences.  In addition to other possible tax consequences, exercise of the rider could lead to some or all of the Debt being treated as a taxable distribution.

Summary of Rider Benefit

This rider provides a benefit (the Overloan Protection Feature) that, if exercised, both protects the Policy from Lapse and provides a Minimum Death Benefit.

The effective date of the Overloan Protection Feature (“Election Effective Date”) will be the date we receive written notification from you in good order that you wish to exercise the feature.  This step will permanently and irrevocably alter your Policy.

Notwithstanding any provision to the contrary contained in the Policy, if this rider’s Conditions are met as of the Election Effective Date, the Overloan Protection Feature can be exercised.

Overloan Protection Feature

When the Overloan Protection Feature is exercised, no further Monthly Deductions will be taken, the Policy will not Lapse due to insufficient value, and the Policy will automatically become paid-up life insurance in the amount described in this rider’s “Minimum Death Benefit” provision.  Once the Overloan Protection Feature is exercised, we will notify you of the changes to your Policy.

Minimum Death Benefit   After the Election Effective Date, the amount of the Death Benefit will be determined as provided by the Policy but will be no less than the greater of the following amounts minus Debt (also referred to as Indebtedness) for the then current Policy Year:

1.	Debt plus $10,000; or

2.	An amount determined by us equal to the amount required to qualify the Policy as life insurance under the Internal Revenue Code.

To improve your opportunity to meet the Conditions described below, you should carefully monitor the performance of your Policy.  We recommend you do so annually by reviewing a projection of benefits and values (illustration).  Please be aware that a projection of benefits and values does not guarantee that all the Conditions will be met at the time of exercise.

Conditions

We will notify you In Writing the first time you meet all of the following conditions:

1.	Any Insured identified in the Policy Specifications has reached the Minimum Attained Age shown in the Policy Specifications;
2.	The Policy has been In Force for at least the Minimum Policy Years In Force shown in the Policy Specifications;
3.	A level Death Benefit Option, if provided under the Policy, must be in effect;
4.	Debt is larger than the Specified Amount;
5.	Accumulation Value minus Debt or Policy Value minus Debt, as applicable, is sufficient to pay the Election Charge;
6.
The ratio of Debt to the Accumulation Value or the Policy Value, as applicable, is between the Minimum Value Threshold percentage and the Maximum Value Threshold percentage as shown in the Policy Specifications;

7.	The Death Benefit Qualification Test is the Guideline Premium Test;
8.	The Policy must not be a Modified Endowment Contract; and
9.
Both the guideline single premium and guideline level premium as defined in Internal Revenue Code Section 7702  must be greater than zero.  These amounts are available upon request.  This condition does not apply if the youngest Insured identified in the Policy Specifications has attained or would have attained at least age 100 or older, whether living or deceased.

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Be aware that any attempt you make to change your Policy to meet these Conditions will affect the guideline single premium and guideline level premium under your Policy.  Consequently, it is possible that such changes may prevent you from satisfying condition 9.

Election Charge   There is no charge for adding this rider to the Policy.  However, if you exercise the feature, a one-time Election Charge shown in the Policy Specifications, will be deducted from the Accumulation Value minus Debt or the Policy Value minus Debt, as applicable, as of the Election Effective Date.  The Election Charge is based on a percentage of the Accumulation Value or the Policy Value as of the date the election is exercised.  There is no Election Charge if the Overloan Protection Feature is never exercised.  The Election Charge will not be waived by any Disability Waiver of Monthly Deduction Benefit Rider attached to the Policy.

Impact to Policy after the Election Effective Date

After the Election Effective Date, the following changes will be made to your Policy:

1.	We will no longer allow premium payments, partial surrenders (withdrawals), or changes to Specified Amount or Death Benefit Option;

2.	All riders, except the Supplemental Term Insurance Rider, if any, will be terminated;

3.	Participating loan, if any, will be changed to a fixed loan;

4.	No additional Monthly Deductions will be taken;

5.
Any Variable Account Value, Indexed Account Value, Holding Account Value, or Dollar Cost Averaging Account Value will be transferred to the Fixed Account as of the Election Effective Date.  For Policies with variable sub-accounts, no transfer charge will be assessed for such transfer, nor will it count against, or be subject to, any transfer limitations that may otherwise be in effect.  No further transfers will be allowed and automatic rebalancing will end.  For Policies with an Indexed Account, if the transfer date does not coincide with a Segment Anniversary, no interest will be credited to the Segment on the date of transfer; and

6.	The Policy will automatically become paid-up insurance as noted in the “Minimum Death Benefit” provision.

Loans   Loans, if eligible, and loan repayments can continue to be made at any time, and interest charged on the loan will continue to accrue.

Nonforfeiture Values   This rider does not provide any cash value or loan value.

Reinstatement   This rider will be reinstated if the Policy is reinstated.

Termination   This rider and all rights provided under it will terminate automatically upon whichever of the following occurs first:

1.	The date the Owner requests In Writing to terminate the rider prior to exercising the feature; or

2.	Termination of the Policy.

Effect of Additional Benefits on Rider Provisions   Your Policy may include additional benefits that were added by rider, endorsement, or amendment.  The exercise of certain benefits of other riders may result in the termination of this rider.  Please read your Policy carefully.

The Lincoln National Life Insurance Company

                                     /s/Dennis R. Glass
President

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